                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                         QUEST DIAGNOSTICS INCORPORATED
                                (Name of Issuer)
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                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
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                                   74834L 10 0
                                 (CUSIP NUMBER)
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                        Donald F. Parman, GlaxoSmithKline
                               One Franklin Plaza
                        Philadelphia, Pennsylvania 19102
                             Telephone 215-751-7633
       (Name, address and telephone number of person authorized to receive notices and communications)

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                                February 15, 2007
             (Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /___/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This Amendment No. 6 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on August 25, 1999 (the "Initial Statement"), and subsequent amendments filed electronically with the Commission on May 14, 2001, May 22, 2002, June 29, 2004, December 15, 2004 and June 14, 2006.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned hereby further amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the meaning as set forth in the Initial Statement).

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CUSIP No. 74834L 10 0


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

GlaxoSmithKline plc
98-0101920

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2     Check the Appropriate Box if a Member of a Group

a  /  /
b  /  /
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3     SEC USE ONLY

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4     Source of Funds

OO
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5     Check box if disclosure of legal proceedings is required pursuant to
      Item 2(d) or 2(e)

/  /
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6     Citizenship or Place of Organization

England and Wales
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Number of Shares Beneficially Owned by Each Reporting Person With:

      7.   Sole Voting Power:  0

      8.   Shared Voting Power:  36,504,308

      9.  Sole Dispositive Power:  0

      10.  Shared Dispositive Power:  36,504,308

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

36,504,308
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

/  /
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CUSIP No. 74834L 10 0


13    Percent of Class Represented by Amount in Row (11)

18.7%
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14    Type of Reporting Person

CO
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

CUSIP No. 74834L 10 0


Item 1.  Security and Issuer

--------------------------------------------------------------------------------

Item 2.  Identity and Background

(a)

(b)

(c) Set forth in Schedule I to this Amendment ("Schedule I") are the name, business address and present principal occupation or employment of each executive officer and director of the Company.

(d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

(e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.

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Item 3.  Source and Amount of Funds or Other Consideration

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Item 4.  Purpose of Transaction

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Item 5.  Interest in Securities of the Issuer

(a)      Registered Name                             No. of Shares      Percent
         SmithKline Beecham Corporation              36,504,308         18.7%

(b)

(c)

(d)

(e)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         SKB and Lehman Brothers Finance S.A. ("Lehman") have entered into an ISDA Master Agreement (including the Schedule and Credit Support Annex thereto), dated as of May 21, 2002, as amended as of May 22, 2002 and February 15, 2007 (collectively, the "ISDA Master Agreement"). On February 15, 2007, SKB and Lehman entered into five transactions (each, a "Transaction") governed by the

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CUSIP No. 74834L 10 0

ISDA Master Agreement (the confirmations evidencing the Transactions, along with the ISDA Master Agreement, the "Agreement") relating to a total of 10,000,000 shares of Common Stock of the Issuer (the "Shares"). SKB has agreed to sell to Lehman, for settlement ranging from February 27, 2013 to July 13, 2015, a number of Shares to be determined based on a formula, which has been structured to provide SKB a hedge against depreciation in the value of the Shares while participating in a portion of the upside of the Shares. SKB has the right to cash settle the Transactions by paying an amount in cash equal to the value of the Shares it would otherwise be obligated to deliver.

         The number of Shares to be delivered will be determined based on a formula as follows. If the price of the Shares determined near the settlement date of a Transaction (the "Final Price") is at or below a specified Depreciation Floor ($52.5720 as defined in each Transaction), SKB will be obligated to deliver all the Shares underlying that particular Transaction. If the Final Price is above the specified Depreciation Floor and at or below a specified Appreciation Cap (ranging from $77.8696 to $84.1783 as defined in each Transaction), SKB will be obligated to deliver a number of Shares equal to the number of Shares underlying that particular Transaction multiplied by the Depreciation Floor divided by the Final Price. If the Final Price is above the specified Appreciation Cap, SKB will be obligated to deliver a number of Shares equal to the number of Shares underlying that particular Transaction multiplied by (i) 1.0 minus (ii) (a) the Appreciation Cap minus the Depreciation Floor divided by (b) the Final Price.

         Under the Agreement, SKB has pledged to Lehman 10,000,000 Shares. Absent default or SKB's consent, Lehman is not entitled to dispose of nor vote the pledged Shares. In addition, SKB has the right to substitute other collateral.

Item 7. Material to be Filed as Exhibits

         Item 7 is amended by adding the following exhibits thereto.

     Exhibit No.                                      Description
     -----------                                      -----------
         11       Second Amendment Agreement to the ISDA Master Agreement, dated as of February 15, 2007, between SmithKline Beecham
                  Corporation and Lehman Brothers Finance S.A.

         12       Confirmation between SmithKline Beecham Corporation and Lehman
                  Brother Finance S.A., dated February 15, 2007 with Averaging
                  Dates (as defined in this Confirmation) from February 22, 2013 to March 7, 2013.

         13       Confirmation between SmithKline Beecham Corporation and Lehman
                  Brother Finance S.A., dated February 15, 2007 with Averaging
                  Dates (as defined in this Confirmation) from September 24,
                  2013 to October 7, 2013.

         14       Confirmation between SmithKline Beecham Corporation and Lehman
                  Brother Finance S.A., dated February 15, 2007 with Averaging
                  Dates (as defined in this Confirmation) from April 24, 2014 to
                  May 7, 2014.

         15       Confirmation between SmithKline Beecham Corporation and Lehman
                  Brother Finance S.A., dated February 15, 2007 with Averaging
                  Dates (as defined in this Confirmation) from November 25, 2014 to December 8, 2014.

         16       Confirmation between SmithKline Beecham Corporation and Lehman
                  Brother Finance S.A., dated February 15, 2007 with Averaging
                  Dates (as defined in this Confirmation) from June 25, 2015 to
                  July 8, 2015.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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

CUSIP No. 74834L 10 0

Date: February 16, 2007


     GLAXOSMITHKLINE PLC

     By: /s/ Donald F. Parman
         --------------------
         Donald F. Parman
         Authorized Representative


                                   SCHEDULE I


          Name               Business Address     Principal Occupation or Employment     Citizenship
          ----               ----------------     ----------------------------------     -----------
BOARD OF DIRECTORS
Dr. Jean-Pierre Garnier   One Franklin Plaza      Chief Executive Officer                French/USA
                          Philadelphia, PA 19102

Julian Heslop             980 Great West Road     Chief Financial Officer                British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Dr. Moncef Slaoui         709 Swedeland Road      Executive Director                     Belgian
                          King of Prussia, PA     Chairman Research and Development
                          19046

Sir Christopher Gent      980 Great West Road     Company Director                       British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Dr. Stephanie Burns       980 Great West Road     Company Director                       USA
                          Brentford
                          Middlesex, England
                          TW8 9GS

Lawrence Culp             980 Great West Road     Company Director                       USA
                          Brentford
                          Middlesex, England
                          TW8 9GS

Sir Crispin Davis         980 Great West Road     Company Director                       British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Sir Deryck Maughan        980 Great West Road     Company Director                       British
                          Brentford
                          Middlesex, England
                          TW8 9GS


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CUSIP No. 74834L 10 0

Dr. Daniel Podolsky       980 Great West Road     Company Director                       USA
                          Brentford
                          Middlesex, England
                          TW8 9GS

Sir Ian Prosser           980 Great West Road     Company Director                       British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Dr. Ronaldo Schmitz       980 Great West Road     Company Director                       British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Tom de Swaan              980 Great West Road     Company Director                       Dutch
                          Brentford
                          Middlesex, England
                          TW8 9GS

Sir Robert Wilson         980 Great West Road     Company Director                       British
                          Brentford
                          Middlesex, England
                          TW8 9GS

CORPORATE EXECUTIVE TEAM

Dr. Jean-Pierre Garnier   One Franklin Plaza      Chief Executive Officer                French/USA
                          Philadelphia, PA 19102

Julian Heslop             980 Great West Road     Chief Financial Officer                British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Rupert M. Bondy           980 Great West Road     Senior Vice President & General        British
                          Brentford               Counsel
                          Middlesex, England
                          TW8 9GS

John Clarke               One Franklin Plaza      President Consumer Healthcare          New Zealand
                          Philadelphia, PA 19102

Marc Dunoyer              GSK Building            President                              French
                          6-15, Sendagaya         Pharmaceuticals Japan
                          4 chome, Shibuya-ku,
                          Tokyo 151-8566

Russell Greig             980 Great West Road     Pharmaceuticals International          British
                          Brentford
                          Middlesex, England
                          TW8 9GS

Duncan Learmouth          980 Great West Road     Senior Vice President                  British
                          Brentford               Corporate Communication
                          Middlesex, England      Community Partnership
                          TW8 9GS


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CUSIP No. 74834L 10 0

William C. Louv           One Franklin Plaza      Chief Information Officer              USA
                          Philadelphia, PA 19102

Daniel J. Phelan          One Franklin Plaza      Senior Vice President                  USA
                          Philadelphia, PA 19102  Human Resources

David Pulman              Five Moore Drive        President                              British
                          PO Box 13398            Global Manufacturing & Supply
                          Research Triangle Park
                          North Carolina 27709

Dr. Moncef Slaoui         709 Swedeland Road      Executive Director                     Belgian
                          King of Prussia, PA     Chairman Research and Development
                          19046

David Stout               One Franklin Plaza      President                              USA
                          Philadelphia, PA 19102  Pharmaceutical Operations

Christopher Viehbacher    Five Moore Drive        President                              German/Canadian
                          PO Box 13398            US Pharmaceutical
                          Research Triangle Park
                          North Carolina 27709

Andrew Witty              980 Great West Road     President                              British
                          Brentford               Pharmaceuticals Europe
                          Middlesex, England
                          TW8 9GS

Simon Bicknell            980 Great West Road     Company Secretary                      British
                          Brentford
                          Middlesex, England
                          TW8 9GS

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